

June 18, 2025

Jin Xu
Chief Executive Officer
Golden Heaven Group Holdings Ltd.
No. 8 Banhouhaichuan Rd
Xiqin Town, Yanping District
Nanping City, Fujian Province, China 353001

> **Re: Golden Heaven Group Holdings Ltd.**
> **Response dated May 21, 2025**
> **File No. 1-41675**

Dear Jin Xu:

We have reviewed your May 21, 2025 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 8, 2025 letter.

Amendment No. 1 to Form 20-F Filed April 7, 2025

Consolidated Balance Sheets, page F-3

1. We reviewed your response to prior comment 1. ASC 210-10-20 states, "[c]urrent assets is used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. See paragraphs 210-10-45-1 through 45-4." Please tell us how these prepayments fit in this definition of current assets. In doing so, tell us if you expect to realize cash from these prepayments or whether you expect to sell the prepayment or related equipment. In addition, ASC 210-10-45-4a states that the concept of the nature of current assets excludes from that classification, "[c]ash and claims to cash that are...designated for expenditure in the acquisition or construction of noncurrent assets...." Further, ASC 210-10-45-4f states that the concept of the nature of current assets contemplates the exclusion of

"depreciable assets." Please tell us how you considered this guidance in classifying the prepayments as current.

<u>Consolidated Statements of Cash Flows, page F-6</u>

2.   We reviewed your response to prior comment 2. ASC 230-10-45-13c specifically states that advance payments for the purchase of property, plant and equipment and other productive assets are investing cash outflows. Please tell us your consideration of this specific guidance in concluding how to classify the prepayments.

        Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services